AMENDING AGREEMENT NO. 2

MEMORANDUM OF AGREEMENT made as of June 15, 2018.

AMONG:

HUDBAY MINERALS INC.,

as Borrower,

- and -

CERTAIN OF its SUBSIDIARIES,

as Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors,

- and -

the bank of nova scotia,

as Administrative Agent,

- and -

THE lenders from time to time party to the credit agreement.

WHEREAS the Borrower, certain of its Subsidiaries, the Agent and certain financial institutions as lenders entered into a fourth amended and restated credit agreement dated as of July 14, 2017 as amended as of May 15, 2018 (as further amended, modified, supplemented or replaced to the date hereof, the "Credit Agreement");

AND WHEREAS the parties hereto wish to further amend the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the covenants herein contained and for other valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

1. Interpretation

(a) All words and expressions defined in the Credit Agreement and not otherwise defined in this Agreement have the meaning specified in the Credit Agreement, as amended by this Agreement (notwithstanding the application of Section 2).

(b) Sections 1.2, 1.3, 1.4 and 13.2 of the Credit Agreement are incorporated herein by reference.

(c) Unless expressly stated otherwise, all references herein to sections of an agreement other than this Agreement shall be to sections of the Credit Agreement.

(d) Section headings are for convenience only.

2. Effective Date

The amendments set forth in Section 3 herein shall be effective on and as of the date the conditions set forth in Section 5 have been satisfied.

3. Amendments to the Credit Agreement

(a) The definition of "Bank Debt Representatives" in Section 1.1 of the Credit Agreement is amended by deleting such definition in its entirety.

(b) The definition of "Guarantee Trust Over Shares Agreement" in Section 1.1 of the Credit Agreement is amended by deleting the reference to "Canadian Credit Facility Agent " and replacing it with "Agent" and deleting the reference to "Hudbay Peru Canada" and replacing it with "HB Peru Canada".

(c) The definition of "Maturity Date" in Section 1.1 of the Credit Agreement is amended by deleting such definition in its entirety and replacing it with the following:

""Maturity Date" means July 14, 2022 or such later date as may be agreed in accordance with the terms of this Agreement."

(d) Paragraph (i) of the definition of "Permitted Debt" in Section 1.1 of the Credit Agreement is amended by deleting such paragraph in its entirety and replacing it with the following:

"(i) other unsecured Debt in a maximum of up to US$400,000,000 incurred by the Borrower in connection with the issuance of any high-yield notes and unsecured guarantees from the other Obligors in respect of such notes; provided that such notes shall only be permitted hereunder so long as they do not provide for any scheduled repayments of principal before the date which is at least one year following the Maturity Date;"

(e) Paragraph (l) of the definition of "Permitted Debt" in Section 1.1 of the Credit Agreement is amended by deleting such paragraph in its entirety and replacing it with the following:

"(l) Capital Lease Obligations and Debt secured by Purchase Money Obligations which do not exceed at any time the aggregate of US$150,000,000 or its Equivalent Amount in another currency, provided that, for greater certainty, any Capital Lease Obligations or Debt secured by Purchase Money Obligations incurred by the Augusta Group may, with respect only to such Capital Lease Obligations, be guaranteed by the Borrower on an unsecured basis and in each case may be counted for purposes of this paragraph (l) and, if so counted, shall not be counted for purposes of paragraph (n) of the definition of Permitted Debt;"

(f) Paragraph (n) of the definition of "Permitted Debt" in Section 1.1 of the Credit Agreement is amended by deleting such paragraph in its entirety and replacing it with the following:

"(n) Debt in a maximum of US$400,000,000 incurred by the Augusta Group and an unsecured guarantee by the Borrower in respect of such Debt; and"

(g) Section 2.1(b)(iii) of the Credit Agreement is amended by deleting the reference to "US$100,000,000" and replacing it with "US$150,000,000".

(h) Section 2.6(a) of the Credit Agreement is amended by deleting such Section in its entirety and replacing it with the following:

"(a) Interest rates on Prime Rate Advances, Base Rate Advances, B/A Equivalent Loans and LIBOR Advances and the rates for calculation of B/A Fees and L/C Fees shall be determined on a Pricing Date in accordance with the table set forth below based on the Total Net Debt to EBITDA Ratio based on the Compliance Certificate delivered in respect of the most recently completed fiscal quarter, as applicable, and the applicable interest rate established on a Pricing Date shall remain in effect until the next Pricing Date. If the Borrower has not delivered its financial statements and Compliance Certificate by the date such financial statements and Compliance Certificate are required to be delivered under Section 8.3 hereof, until such financial statements and Compliance Certificate are delivered, the applicable interest rate shall, on the first day after the latest date by which the Borrower was so required to provide such financial statements and Compliance Certificate, be set at the highest interest rate. Each determination of the applicable interest rate made by the Agent in accordance with the foregoing shall be conclusive and binding on the Borrower and the Lenders if reasonably determined.

Total Net Debt to EBITDA Ratio	L/C Fee (Financial L/C)	L/C Fee (Performance L/C)	Prime Rate and Base Rate Advances	LIBOR/BA and Other Advances	Standby Fee
less than 1.0:1.0	2.25%	1.50%	1.25%	2.25%	0.5063%
≥ 1.0:1.0 but less than 1.5:1.0	2.50%	1.67%	1.50%	2.50%	0.5625%
≥ 1.5:1.0 but less than 2.0:1.0	2.75%	1.83%	1.75%	2.75%	0.6188%
≥ 2.0:1.0 but less than 2.5:1.0	3.00%	2.00%	2.00%	3.00%	0.6750%
≥ 2.5:1.0	3.25%	2.17%	2.25%	3.25%	0.7313%

All figures in the table represent per cent per annum. Each of the amounts specified above, other than the standby fees, shall be increased by 2% per annum if a Default has occurred and is continuing. If a Default is disclosed by a Compliance Certificate, any increase shall be applied beginning as of the end of the fiscal period to which the Compliance Certificate relates."

(i) Section 8.1(d) of the Credit Agreement is amended by deleting such Section in its entirety and replacing it with the following:

"(d) The Borrower shall maintain at all times a Total Debt to EBITDA Ratio less than (i) 4.00:1.00, from the Effective Date until the fiscal quarter ending December 31, 2018; (ii) 4.50:1.00, from January 1, 2019 until the fiscal quarter ending December 31, 2019; and (iii) 4.00:1.00, from January 1, 2020 and thereafter."

(j) Section 8.6(f)(iv) of the Credit Agreement is amended by deleting the reference to "Administrative Agent" and replacing it with "Agent".

(k) Section 9.9 of the Credit Agreement is amended by deleting the reference to "B/A Advance" and replacing it with "B/A".

(l) The introductory paragraph of Section 11.2(a) of the Credit Agreement is amended by deleting the reference to "Notes" and replacing it with "Peruvian Notes".

(m) Section 13.13 of the Credit Agreement is amended by deleting the reference to "Laws" and replacing it with "Applicable Laws".

(n) Schedule 7.1(n) of the Credit Agreement is amended by deleting it in its entirety and replacing it with Schedule 7.1(n) attached hereto.

4. Representations & Warranties

Each Obligor represents and warrants to the Agent and the Lenders, acknowledging and confirming that the Agent and the Lenders are relying thereon without independent inquiry, that:

(a) the representations and warranties set forth in the Loan Documents and given by it are true and correct in all material respects on and as of the date hereof (except to the extent such representations and warranties relate to a specific date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such date); and

(b) no Default or Event of Default has occurred and is continuing nor shall any Default or Event of Default result from the execution, delivery or performance of this Agreement.

5. Conditions Precedent

Section 3 of this Agreement shall not be effective until satisfaction or waiver of the following conditions, each to the satisfaction of the Lenders:

(a) this Agreement shall be executed and delivered by the parties hereto;

(b) the representations and warranties set forth in Section 4 of this Agreement shall be true and correct;

(c) no Default or Event of Default shall have occurred and be continuing;

(d) the Borrower shall, concurrently with the execution of this Agreement, pay: (i) non-refundable upfront fees as separately agreed between the Borrower and the Lenders; and (ii) a non-refundable arrangement fee as separately agreed between the Borrower and the Arrangers; and

(e) the Agent shall have received such other documents as the Lenders may reasonably require.

The conditions set forth in this Section 5 are inserted for the sole benefit of the Lenders and may be waived, in whole or in part by the Lenders, with or without terms or conditions.

6. Confirmation of Security, etc.

Each Obligor hereby confirms that each of the Security Documents which it has delivered to the Agent and the Lenders:

(a) remains in full force and effect as general and continuing collateral security over all of the assets, property and undertaking of such Obligor, whether now or in the future owned or acquired, and the security interests, mortgages, charges, liens, assignments, transfers and pledges granted in favour of the Agent and the Lenders pursuant to the Security Documents continue to secure all of the debts, liabilities and obligations of such Obligor to the Agent and the Lenders now or hereafter arising, to the extent provided therein; and

(b) is enforceable against it by the Agent in accordance with its terms.

7. Miscellaneous

(a) The parties hereto agree that this Agreement shall be a Loan Document.

(b) With the exception of the foregoing amendments, the Credit Agreement shall continue in full force and effect, unamended.

(c) This Agreement and the Credit Agreement shall enure to the benefit of and be binding upon the parties, their successors and any permitted assigns.

(d) This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

(e) This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(f) The Obligors shall promptly cure any default in its execution and delivery of this Agreement. The Obligors, at the expense of the Borrower, will promptly execute and deliver, or cause to be executed and delivered, to the Agent, upon reasonable request, all such other and further documents, agreements, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of the Obligors hereunder or more fully to state the obligations of the Obligors as set out herein or in the Credit Agreement or to make any recording, file any notice or obtain any consents, all as may be necessary or appropriate in connection therewith.

(g) Time is of the essence of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

hudbay minerals inc.
by	"Patrick Donnelly"
Patrick Donnelly
Vice President and General Counsel

by	"Jon A. Douglas"
Jon A. Douglas
Vice President and Treasurer

hudbay marketing & sales inc.
by	"Patrick Donnelly"
Patrick Donnelly
Director, Vice President and General Counsel

hudbay peru inc.
by	"Cashel A. Meagher"
Cashel A. Meagher
Director, Senior Vice President and Chief Operating Officer

hudbay peru s.A.C.
by	"Gregory Paul Dryden"
Gregory Paul Dryden
Chief Financial Officer

hudbay (bvi) inc.
by	"Gregory P. Dryden"
Gregory P. Dryden
Treasurer

6502873 canada inc.
by	"Patrick Donnelly"
Patrick Donnelly
Director, Vice President and General Counsel

Signature Page to Amending Agreement No. 2 (Cda)

HUDBAY ARIZONA inc.
by	"Patrick Donnelly"
Patrick Donnelly
Director, Vice President and General Counsel

HUDBAY ARIZONA (Barbados) SRL
by	"Gregory P. Dryden"
Gregory P. Dryden
Treasurer

HUDBAY ARIZONA (US) Corporation
by	"Cashel A. Meagher"
Cashel A. Meagher
President, Chief Operating Officer and Treasurer

HUDBAY ARIZONA (US) Holding CorpORATION
by	"Cashel A. Meagher"
Cashel A. Meagher
President, Chief Operating Officer and Treasurer

Cobre Verde Development Corporation
by	"Cashel A. Meagher"
Cashel A. Meagher
President, Chief Operating Officer and Treasurer

Rosemont Copper Company
by	"Cashel A. Meagher"
Cashel A. Meagher
President, Chief Operating Officer and Treasurer

Signature Page to Amending Agreement No. 2 (Cda)

Administrative Agent

the bank of nova scotia, as Agent
by	"Authorized Signatory"
Authorized Signatory

"Authorized Signatory"
Authorized Signatory

The Lenders

canadian imperial bank of commerce, as Lender
by	"Authorized Signatory"
Authorized Signatory

"Authorized Signatory"
Authorized Signatory

the bank of nova scotia, as Lender
by	"Authorized Signatory"
Authorized Signatory

"Authorized Signatory"
Authorized Signatory

ing capital llc, as Lender
by	"Authorized Signatory"
Authorized Signatory

"Authorized Signatory"
Authorized Signatory

Signature Page to Amending Agreement No. 2 (Cda)

BANK OF MONTREAL, as Lender
by	"Authorized Signatory"
Authorized Signatory

royal bank of canada, as Lender
by	"Authorized Signatory"
Authorized Signatory

The TORONTO-DOMINION BANK, as Lender
by	"Authorized Signatory"
Authorized Signatory

"Authorized Signatory"
Authorized Signatory

national bank of canada, as Lender
by	"Authorized Signatory"
Authorized Signatory

"Authorized Signatory"
Authorized Signatory

Signature Page to Amending Agreement No. 2 (Cda)

SCHEDULE 7.1(n)

Restricted / Unrestricted Subsidiaries

Restricted Subsidiaries

1. HudBay Metal Marketing Inc.

2. HudBay Marketing & Sales Inc.

3. 6502873 Canada Inc.

4. HudBay Chile SpA

5. HudBay Peru Inc.

6. HudBay Peru S.A.C.

7. HudBay (BVI) Inc.

8. HudBay America Inc.

9. HudBay Arizona Inc.

10. HudBay Arizona (US) Corporation

11. HudBay Arizona (Barbados) SRL

12. HudBay Arizona (US) Holding Corporation

13. Cobre Verde Development Corporation

14. Rosemont Copper Company

15. JPAR LLC

Unrestricted Subsidiaries

Nil.